EXHIBIT 99.1

                            [Third Point Letterhead]

August 16, 2006

                                  Shares Owned
                                    Outright
                                    --------
Mr. David L. Castaldi                 52,215
Geoffrey F. Cox, Ph.D                 18,521
Mr. Peter B. Davis                         0
Mr. Richard A. Harvey, Jr.            23,496
Leslie Hudson, Ph.D.                       0
Ms. Linda Jenckes                     21,747
Mr. Thomas H. McLain                 107,023
Mr. Stephen G. Sundovar                3,997
                                       -----
  Total                              226,998 or <0.4% of shares outstanding

  c/o Mr. Thomas E. Rathjen
  Vice President, Investor Relations
  Nabi Biopharmaceuticals
  5800 Park of Commerce Boulevard, N.W.
  Boca Raton, Florida 33487


Dear Directors:

     "We will provide ... our shareholders with superior growth and value."

I ask each director to consider whether during your tenure on the Nabi Board you have fulfilled the above commitment set forth in the Nabi Mission Statement. If you have never read the statement, or have not done so for some time, I suggest that you study it again before continuing this letter. It can be found on the company website: (http://www.nabi.com/about/mission.php)

     "Results Oriented: We are driven to accomplish our goals and objectives and strive for excellence and quality. Our Nabi Balanced Scorecard monitors both Company and individual performance and assures that activities are aligned with the corporate vision, mission and strategy" (source: Company Mission Statement)

I must ask each director once again, by what "Scorecard" have you measured the performance of Company CEO Thomas H. McLain: the Company's abysmal financial performance, laundry list of missed milestones or bargain-basement stock price? By what "Scorecard" should we judge this Board of Directors? We all know the answer to these questions, as the "Balanced Scorecard" kept by the stock market has been rendered: The stock plunged to under $4.00 last year and has recovered only marginally since.(1) Over the years, with recent examples outlined below, Mr. McLain has made one blunder after another, making him, in our opinion, one of the


--------------------
(1) Please note that we have been able to purchase our position in the Company in the $4-$5 range by providing liquidity to disgusted shareholders who understandably have wished to place as much distance as possible between themselves and a McLain-led Nabi.


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most disliked and least respected executives in the biotechnology industry.
Please be advised that our opinion of Mr. McLain does not extend to the hard-working employees at Nabi who have worked diligently to create substantial unrealized scientific value at the Company.

As you may know, Bank of America approached Third Point LLC recently with an offer to present our views to three "independent" Nabi board members. While other large shareholders may have agreed to meet with these directors, we declined to do so. Our decision, however, should not be read by you as reflecting any diminution in our determination that NABI should immediately undertake a public process to maximize value for all shareholders - a view that we remain confident is held by, and is in the best interests of, the vast majority of the Company's shareholders. Indeed, we have continued to add to our ownership position in Nabi, and believe that we are currently the largest shareholder of the Company.

Our prior correspondence with you, dating back to April of this year, has spelled out in detail the reasons why such a process should be commenced as soon as practicable. We made these points


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Board of Directors
NABI Biopharmaceuticals
August 16, 2006
Page 2


to Mr. McLain early this year, several months prior to approaching the Board directly. Unfortunately, Mr. McLain's curt response to us on May 1st made it clear that he has no intention of taking seriously the will of the Company's owners. His actions since then, both public and private, have reinforced our view that he wishes to rule Nabi as his own personal "kingdom" and plans to inflict upon shareholders a long-term strategic plan that has no merit, is enormously risky, and that a vast majority of the Company's owners vehemently oppose. Given the small outright ownership of Nabi shares by both the executives and directors of this Company, as noted above, and the much larger out-of-the-money option positions held by both constituencies, it is little wonder that you have so far decided to undertake a high-risk, "swing for the fence" strategy, as you have little to lose in the highly-likely event that it fails. Needless to say, we (as the owner of 9.5% of Nabi's outstanding shares) and our fellow non-management shareholders are the ones who will bear the brunt of the losses from this misguided and unwanted plan.

Therefore, and because we were informed that the meeting would not be interactive, we declined to reiterate our well-known views to the independent directors. The prospect of making our case to a group of directors dutifully taking notes in a belated attempt to protect their legal backsides, but who have shown no inclination to act upon or even explore our well-reasoned recommendations, was not one that we relished. Rather, we believe these meetings were proposed as simply another stall tactic on the part of management and the Board, who, despite their fiduciary obligations, so far obstinately cling to the status quo - no matter how ill-conceived such a strategy may be from the standpoint of creating shareholder value, no matter how strongly shareholders oppose it, and no matter how much damage this strategy has caused and will continue to cause, both to the portfolios of shareholders and to the reputations and legal positions of the directors themselves.

Since our last letter to you on June 15th, just two months ago, Nabi and its shareholders have witnessed a continued deterioration in their fortunes and prospects:


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Board of Directors
NABI Biopharmaceuticals
August 16, 2006
Page 3


1) The Company once again fell short of Wall Street revenue and earnings (i.e., loss) expectations in the second quarter results reported on July 26th. This continues a remarkable, virtually unbroken string of disappointments and unfulfilled promises on all fronts (financial results, financial strategies, trial designs, trial results, product approvals, facility approvals, etc.) that the Company has served up to its shareholders and to Wall Street analysts year after year.

2) Several well-respected analysts at major Wall Street brokerage firms have for the first time begun to question Nabi's financial position given the continuing egregious cash burn at the Company as well as Mr. McLain's now-demonstrated unwillingness to reduce overhead (SG&A) to appropriate levels despite his public promises that he would, and his inability to effectively manage product inventory in the sales channel. One would think that the issue of the Company's financial situation would be an issue which the directors would consider from a personal liability standpoint given the warnings from both "street" analysts and major shareholders on this issue.

3) The Company burned another $11.5 million of its cash in Q2, which Mr. McLain in an Orwellian twist characterized as a "48% improvement" over the horrific cash burn in Q1. This rate of value destruction is almost incomprehensible, yet both Mr. McLain and the Board seem unbothered by it. Let us once again make it clear that the owners of this Company will not accept a plan wherein the Company's unexplainable, unnecessary and out-of-control cash burn is funded via selling or otherwise encumbering our valuable and highly-coveted assets at distressed levels. This is the situation that Nabi will find itself in should you not take the only logical step of exploring opportunities to maximize value for shareholders immediately.

4) Mr. McLain told us in late June that if we agreed to hold off on taking further action against the Company, which we have warned both McLain and Bank of America is forthcoming, he would be willing to update us on the Company's progress and its position regarding our outstanding demands (within the constraints of Regulation FD, we assumed) in the second week of July. Given Mr. McLain's promise, we reluctantly agreed to suspend our public critique of the Company and trusted that we could finally commence a constructive dialogue with management regarding a plan of action to stop the significant negative operating cashflow and to embark upon a plan to realize the substantial value embedded in the Company. However, instead of fulfilling his promise to present a plan based upon the Bank of America study, he said that in fact he was in no position to update us when we called at the appointed time. When I queried at what point he would be able to pursue this essential dialogue, he said that it would not happen. At that point, it became readily apparent that Mr. McLain's earlier promise to engage in a constructive discussion was a further ruse to buy him time to begin implementing his long-term plan against our wishes.

5) Despite his repeated assurances to the contrary, it is becoming increasingly clear that not only does Mr. McLain not "welcome the input" of shareholders, as is his disingenuous mantra, but instead he has begun to completely withdraw from interactions with any shareholders who might have views different than his own. Apparently, Mr. McLain instructed the conference call


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Board of Directors
NABI Biopharmaceuticals
August 16, 2006
Page 4


operators running the second quarter Nabi conference call in late July not to allow questions from anyone but Wall Street analysts (i.e., no questions were taken from any shareholders). We say this because several shareholders did in fact try to ask questions on the call but were denied the ability to do so ("luckily," the second quarter results were sufficiently disappointing, that the analysts from brokerage firms asked some of the hard questions that shareholders were attempting to ask). You should be aware that this is not an aberration, but the beginning of a regrettable pattern, as only one "friendly" shareholder was permitted to ask a question on the first quarter conference call. So we do not in any way believe McLain's assertions that he "constantly considers" what is in the best interest of the Company's shareholders - nor should you. Indeed, he has begun to distance himself from any interactions with shareholders whatsoever, which is reinforced by his elusiveness, as noted by several Wall Street firms, at this year's unusually short (like the recent conference calls) annual meeting. If he were a man of his oft-spoken, but disingenuous, word, and truly listened to the wishes of the Company's shareholders, Nabi would have already embarked upon a successful process to maximize value for all shareholders.

To this point, in response to questions you may have, we insist that the process to maximize value be a public one because Mr. McLain and the Board have to date repeatedly failed to act in the best interest of shareholders, even when made fully aware of the wishes of a strong majority of the shareholders - and we see Mr. McLain continuing to further separate himself (and attempting to have the Board do the same via his apparently selective and slanted relating of information to you) from the owners of the Company. Thus, making the value maximization process a public one is the only way to make certain that the process is run thoroughly and earnestly (which we do not believe that it would otherwise be) - i.e., truly being run for the benefit of shareholders, and not for the benefit of management and the Board. To address another concern - that a public process will be disruptive for Nabi employees - it was you who decided to approve an employee-retention plan earlier this year that was very shallow (i.e., few employees were included in the plan) and inexplicably heavily weighted towards rewarding McLain for his repeated failures to create value for stockholders. Had you truly been concerned about losing talent below the top dozen employees at Nabi, you would have presumably included a far-greater number of employees in the plan (as is standard procedure in most retention programs). Possible employee unrest, therefore, is not a reasonable excuse for not making the value maximization process public.

6) We are aware that several parties, comprised of both substantial corporate and financial buyers, have expressed to Mr. McLain their interest in purchasing several, and in one case a majority, of Nabi's assets in the past few months. In all cases it appears that the prospective buyers have been placed "in limbo" and have not heard from anyone at the Company for a lengthy period. Indeed, we were aware, as was Mr. McLain, of a large international company that was interested in purchasing Civacir - before Mr. McLain went ahead and encumbered the asset (albeit, not significantly), apparently without exploring the larger opportunity. Needless to


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Board of Directors
NABI Biopharmaceuticals
August 16, 2006
Page 5


say, such treatment of interested parties is unprofessional, does not reflect well upon management's attention to its fiduciary duties, and is dangerous to all of you legally; but sadly it is not inconsistent with the pervasive shareholder-unfriendly corporate behavior we have observed.

7) We have attempted to contact each Nabi director, and have succeeded on only one occasion (apparently Mr. Davis inadvertently picked up his phone). We have not received return calls from any of you. If you were truly interested in learning what the owners of the Company really want, we would think that each of you would be interested in engaging us in an unfiltered two-way dialogue. Instead, it appears that Mr. McLain prefers a more Maoist approach whereby only information he deems beneficial to his empire is disseminated to board members. Many of you may not have been aware of this, so understand that a "head in the sand" approach to corporate directorship will not absolve you of your fiduciary, legal or moral duties.

8) We believe that some of the correspondences to you from Third Point, as well as potentially from other shareholders, have not been delivered to you in a timely manner, if at all. Such a failure to disseminate communications to the Board is a breach of Nabi's own policies as set forth in its proxy statement, as well as a deviation from normal and accepted corporate governance principles. Again, we believe that Mr. McLain has devised a self-serving system whereby all information goes through him before he filters it and sends the portions that he chooses along to you.

9) We are concerned that Bank of America - which we believe to be an outstanding investment banking firm with a first-rate life sciences practice - has so far been hamstrung by a nebulous mandate, essentially to provide "consulting services" to Nabi. We are confident that now that BofA has had sufficient time to investigate Nabi's staggering litany of historical failures and value destruction, to correspondingly comprehend the enormous risk and low probability of success of Nabi's current multi-year "strategy," and to understand the will of Nabi's shareholders, it has come to the only logical conclusion - that undertaking a strategic process to maximize shareholder values at this time is the only reasonable step for the Company to take. However, it appears that BofA's retention as a "consultant" is yet another ploy by Mr. McLain to temporarily appease shareholders, and that so far they have not been empowered to evaluate any of the transactions that have been proposed by interested parties and that could result in material gains to Nabi shareholders. Accordingly, we insist that Bank of America immediately be empowered to evaluate strategic alternatives for the Company as a whole or in part.

10) We have become more convinced, based upon our further investigation of the legal parameters of spring-loading of options as well as our investigation of the knowledge circulating within Nabi at the time, that, as we have noted previously, there was at best a horrendous lack of judgment by the Board and management in implementing a generous and uncalled for retention package ahead of the positive StaphVax news earlier this year.


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Board of Directors
NABI Biopharmaceuticals
August 16, 2006
Page 6


11) Nabi stock has continued to trade down over the past two months. And, despite what we understand to be Mr. McLain's delusional bragging that the small increase in the stock price off of its post-StaphVax-failure lows is related to anything other than several highly-respected money management firms taking positions in the stock and demanding that the Company do the right thing for shareholders, rest assured that if the market truly believed that Mr. McLain was going to be allowed to undertake his value-destructive long-term plan this stock would be making new lows every day.

12) Despite repeated promises by Mr. McLain to shareholders (dating back to a projected approval in the 4th quarter of 2005), Nabi yet again failed to secure EU approval for PhosLo in the second quarter (and still has not done so).

13) While Nabi did secure a positive FDA Advisory Committee opinion to expand the label for Nabi-HB, it nearly bungled what should have been a "no-brainer" approval, as it is already the off-label standard-of-care for this indication. One committee member noted "it would have been easier to approve this product if we had never seen the data from Nabi." This near miscue on what should have been a straightforward, unanimous (which it wasn't) approval shows again Nabi's lack of competence in designing trials, collecting and presenting data, etc. - and, among many reasons, why we assign such a low probability of success to the Company's current "strategic plan".

We remain hopeful that this Board of Directors takes its fiduciary duty seriously. As we've alluded to only in statistical form so far, we are aware that this Board has had an aggregate lack of success in creating value for shareholders at other public companies in which Board members have been involved. Now is your chance to do the right thing for Nabi's long-suffering shareholders by initiating a process to unlock the substantial value embedded at this Company before it's too late to recognize full value for our superior assets. With all due respect, Nabi has shown that it has neither the management team nor the expertise at the board level to pursue a "go it alone" or growth strategy. We ask that you finally recognize this, and act upon it.

EMPOWER BANK OF AMERICA TO IMMEDIATELY EXPLORE ALL STRATEGIC ALTERNATIVES AND PURSUE A PUBLIC PROCESS TO MAXIMIZE SHAREHOLDER VALUE.

And remember your own Corporate Governance Principles:

     "THE PRIMARY RESPONSIBILITY OF THE BOARD IS TO PROVIDE OVERSIGHT, COUNSELING AND DIRECTION TO THE MANAGEMENT OF THE COMPANY IN THE INTEREST AND FOR THE BENEFIT OF THE COMPANY'S STOCKHOLDERS."

From "The Nabi Way" on the Company's corporate website:


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Board of Directors
NABI Biopharmaceuticals
August 16, 2006
Page 7


     "Change Ready: We strive to identify areas in the company where improvement can be made. Rethinking old ways is encouraged to keep the business in a state of continuous improvement."

If you, the Nabi directors, charged as fiduciaries with running this Company for the benefit of its shareholders, are truly "Change Ready," you will "rethink" your "old," and unsuccessful "Nabi ways" and finally take action that is in the best interests of, and complies with the wishes of, the owners of this Company.

To that point, we strongly believe that if you do not undertake a program to maximize value for all shareholders you will certainly be removed from your positions, along with management, at the next annual shareholders' meeting. So, it appears to be simply a question of timing, and how much value current management can further destroy, before the Company is put up for sale - not whether Mr. McLain's far-too-risky long-term plan will be allowed to proceed indefinitely against shareholder wishes. The Company's shareholders have now spoken loud and clear. We are highly-confident that a value maximization process will yield values for Nabi shareholders on the order of three times the current price of the stock (i.e., our continued due diligence has given us ever increased confidence that Nabi has valuable and coveted assets that, sold in whole or in components, will yield value for shareholders well in excess of $10 per share). We are confident that once you have done your homework you will also reach the only logical conclusion - that undertaking a process of maximizing value now is a far better risk-adjusted, probability-weighted outcome for shareholders than what the Company is currently proposing. Do your jobs and direct management to take appropriate action for the benefit of the shareholders whom you serve. We are grateful for your cooperation , and look forward to a speedy response to this letter.


Very truly yours,

/s/ Daniel S. Loeb

Daniel S. Loeb
Chief Executive Officer